NAVIDEC, INC.
                          6399 S. Fiddlers Green Circle
                                    Suite 300
                        Greenwood Village, Colorado 80111





                                 August 31, 2004


To the Stockholders of Navidec, Inc.:

     We are pleased to inform you that Navidec, Inc., a Colorado corporation (the "Company"), has entered into a Merger Agreement (the "Merger Agreement") dated July 13, 2004 by and among the Company and Navidec Merger Corp., a wholly-owned subsidiary of the Company, and BPZ Energy, Inc., a Texas corporation ("BPZ"), providing for the acquisition of BPZ as a wholly-owned subsidiary of the Company, in a transaction intended to qualify as a tax-free share exchange (the "Merger").

     The Merger Agreement presently provides for, upon consummation thereof, the issuance by Navidec of 9,000,000 shares of its common stock and the issuance of an additional approximate 18,000,000 shares to the shareholders of BPZ on an earn-out basis once BPZ has achieved certain production and reserve goals and the capital structure of Navidec has been revised to accommodate the issuance of these additional shares. Should all of the earn-out shares be earned, under the current Merger Agreement, the shareholders of BPZ would receive, in the aggregate, 27,000,000 shares of common stock of Navidec.

     Assuming the issuance of all of the shares of Navidec common stock subject to the earn-out, the post-Merger Navidec would be owned approximately 22.5% by
(i) our new investors in the Company who acquired their shares in a private placement of the Company's common stock to raise up to $6 million on a best efforts all or none $3 million minimum (the "Private Placement"), and (ii) the legacy Navidec shareholders, and approximately 77.5% by the BPZ shareholders.

     The Merger Agreement also provides that all of the business assets and liabilities of Navidec are to be assigned to and assumed by Navidec Financial Services, Inc., a wholly owned subsidiary of Navidec, and all of the shares of Navidec Financial Services, Inc. will be spun out to the shareholders of Navidec of record on September 3, 2004. This "spin off" transaction will require registration with the Securities and Exchange Commission ("SEC") and therefore may take some time to finalize.

     Upon completion of the transaction, the present officers and directors of Navidec, except John R. McKowen, will resign and the new directors and management will be that of BPZ and Navidec will seek shareholder approval to change its name to BPZ Energy, Inc. and increase our share capital to 100,000,000 shares of common stock.

Navidec, Inc. Stockholders
August 31, 2004
Page 2


     These transaction are more fully described in the enclosed Information Statement. You are urged to read the Information Statement carefully. You are not, however, required to take any action.

                                  Very truly yours,

                                  NAVIDEC, INC.

                                  By: /s/ John R. McKowen
                                      -----------------------------------------
                                          John R. McKowen, President

                              INFORMATION STATEMENT


     This Information Statement dated August 31, 2004 is being mailed to the shareholders of Navidec, Inc., a Colorado corporation (the "Company"), on or about August 31, 2004. The shareholders are receiving this Information Statement in connection with the arrangements made by the Company with BPZ Energy Inc., a Texas corporation ("BPZ"), pursuant to which all but one of the current directors of the Company are to resign and three persons designated by BPZ (the "BPZ Designees") are to be appointed to the majority of the seats in the Company's Board of Directors. BPZ is engaged primarily in the business of developing, owning and operating oil and gas prospects in South America.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Company has entered in to or consented to the following transactions regarding the acquisition of its securities by BPZ shareholders:

     The Company has executed a definitive merger agreement (the "Merger Agreement") with BPZ which will become a wholly owned subsidiaries of the Company, in a tax free share exchange (the "Merger"). At the present time, BPZ's principal properties are located in northwest Peru and southwest Ecuador.

     The Merger Agreement provides for an initial issuance of 9,000,000 shares of its common stock with earn-out provisions providing for an additional 18,000,000 shares should two independent production and reserve benchmarks be reached. Management expects the acquisition to close in late August or early September which will be followed immediately by a shareholders meeting to amend Navidec's articles of incorporation to increase the share capital as required to complete the earnout provisions and to change the name of the Company to BPZ Energy, Inc.

     The Merger also provides that all of the current business operations, assets and liabilities, of Navidec will be shifted to our wholly owned subsidiary, Navidec Financial Services, Inc. along with approximately 600,000 of Navidec stock which will be followed by a spin-out of Navidec Financial Services, Inc. to our shareholders as of the September 3, 2004 record date. This "spin-off" transaction will require the filing of a 1934 Act Registration Statement with the Securities and Exchange Commission and therefore, may take some time to finalize.

     Under the Merger Agreement, upon completion of the merger, the present officers and directors of the Company, except John R. McKowen, will resign and the new directors in management will be those designated by BPZ.

     Under the Merger Agreement, the following persons will be appointed to the Company's Board as BPZ Designees. BPZ has advised the Company that the BPZ Designees have accepted their appointments as directors and that none of them has during the last five years been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or formal order enjoining future violations of, or prohibiting activity, subject to, federal or states securities laws or finding any violation of such laws.

MANAGEMENT

The Directors and Executive Officers of the post-merger Company, and their positions and ages are as follows:

    Name                                   Age     Position
    ----------------------------------------------------------------------------

    Dr. Fernando Zuniga y Rivero            77     Chairman of the Board

    Thomas Kelly                            50     Chief Executive Officer and
                                                   Director

    Manuel Pablo Zuniga-Pflucker            43     President and Director

    John R. Roberson                        56     Vice President and General
                                                   Counsel

    Gordon Gray                             52     Vice President of Project
                                                   Development

    Tomas E. Vargas                         56     Vice President of Exploration

    Dr. Frederic J.L. Briens                44     Vice President of Production
                                                   and Engineering

    Jose N. Alvarez                         47     Vice President of Technology

    John R. McKowen                         54     Director

All directors hold office until the annual meeting of stockholders of the Company next following their appointment or election, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. Directors may receive a stipend as cash compensation for serving on the Board of Directors and reimbursement of reasonable expenses incurred in attending meetings. Other than Dr. Zuniga y Rivero, who is the father of the Company's President and fellow member of the Board, Manuel Pablo Zuniga-Pflucker, there are no family relationships between any directors or executive officers of the Company. Set forth below are brief descriptions of the recent employment and business experience of the officers and directors of the Company.

Dr. Fernando Zuniga y Rivero, Chairman of the Board. Dr. Zuniga y Rivero is currently Chairman of BPZ & Associates, Inc. a successful exploration-production project development company incorporated in Texas on June 18, 1989.

With fifty years in the international energy industry starting as exploration geologist, biostratigrapher, and exploration head of an Exxon affiliate; continuing as exploration-production manager, integrated operations manager, general manager, and chairman / CEO of Petroleos del Peru, the national oil company of Peru. Dr. Zuniga y Rivero was responsible for five large oilfield discoveries in the Peruvian Amazon region Subsequently as Energy Division project officer of The World Bank, he planned and implemented exploration-promotion projects in 58 countries, primarily in East and West Africa, Eastern Europe, Southeast Asia and Latin America. Dr. Zuniga y Rivero has designed and coordinated privatization and downsizing efforts in several countries of South America.

It is anticipated that Dr. Zuniga y Rivero will retain his position following consummation of the merger with Navidec, Inc.

Thomas Kelly, Chief Executive Officer and Director. Mr. Kelly is a successful independent oil and gas producer in Midland, Texas who has invested in a variety of acquisition, exploitation and exploration programs since 1980. He graduated with a degree in business from Baylor University in 1977 and has founded and managed several energy-related companies including Baytech Inc. and First Permian LLC. He is currently President and CEO of United Fuel & Energy, the largest provider of fuel, lubricants and related services in the Permian Basin.

Mr. Kelly has historically been able to attain a high degree of success through development of a core group of long-term investors, financial institution relationships, a broad-based advisory team and partnering with strong operating companies that apply 3-D seismic imaging and other advanced technologies to develop and exploit natural gas and oil reserves. He has focused his activities in well-known productive areas such as the Permian Basin where reserves are typified by long production life, constant rates and multiple producing horizons.

Manuel Pablo Zuniga-Pflucker, President and Director. Mr. Zuniga-Pflucker, or Manolo Zuniga as he is known to his friends and colleagues, has been involved in the oil industry for 21 years. Although, given that his father and maternal grandfather were also oilmen, it could be said that Manolo Zuniga was born into the oil industry. Having begun his career two decades ago with Occidental Petroleum Corp, Mr. Zuniga-Pflucker manages day-to-day management of international energy projects and project development activities, negotiation and implementation of BPZ's integrated contracts for management services in overseas projects, including environmental studies. In addition to hands-on analysis and supervision of technical work related to reservoir modeling, reserves estimates and economic analysis Manolo manages the overall administration of BPZ's staff of technical professionals, support employees, and associates with extensive international experience.

John R. Roberson, Vice President and General Counsel. Mr. Roberson has more than 30 years of worldwide international energy business experience, and at one time lived in Peru for a period of years as Resident General Manager for a large US based energy services company. Throughout his career he has held senior executive positions with several energy services companies and oil and gas producing companies. In recent years he has consulted frequently with BPZ and its sister technical organizations on international legal and business development issues prior to accepting the full time position of General Counsel.

Tomas E. Vargas, Vice President of Exploration. Mr. Vargas has broad experience as an international geoscientist, both as an Exploration and Developing Geologist, with more than 30 years of experience working in South America and Africa. Evaluating farm-ins and bids for projects from India, Pakistan, Russia, Vietnam, the Caribbean, Central America and Spain. Mr. Vargas is recognized in the oil industry for his broad knowledge of integrating data-sets using CABX's latest techniques, which he uses in working with geoscientist and engineering teams searching for exploration play as well as improving field development strategies.

Gordon Gray, Vice President Project Development. Mr. Gray has owned and operated oil production and oil field service businesses for 30 years. Mr. Gray's activities are centered in West Texas in the Permian Basin, the most productive oil and gas region in the United States. Mr. Gray operates several producing oil and gas properties and is Chairman and CEO of Allied Crude Purchasing, Inc., which purchases crude oil at the well site and transports it by truck or pipeline to sales points throughout Texas and Eastern New Mexico. Gordon Gray will be devoting a significant portion of his time towards the development of Navidec.

Dr. Frederic J.L. Briens, Vice President of Production and Engineering. Dr. Frederic Briens is a petroleum engineer with an Engineer's degree from the Ecole Centrale de Paris, M.Sc. and Ph.D. in petroleum engineering from Texas A&M University, and MBA from Colorado State University. Dr. Briens has 21 years of experience in the oil and gas exploration and production industry in various assignments in various parts of the world. He has worked for Chevron and Conoco in the U.S.A., Western Europe, and the Middle East; in Latin America with Schlumberger and Perenco; and in North and East Africa and the Far East with Lundin Oil. One can then say that Dr. Briens has experience in multi-cultural and multi-discipline environments, which are instrumental in the Company's future.

Jose N. Alvarez, V.P. Technology. Mr. Alvarez is a Production and Reservoir engineering professional with over 24 years experience in the oil and gas industry, earning worldwide recognition as the creator of engineering and software solutions, such as The Production Analyst (PA) and the Oil Field Manager (OFM), that are now used worldwide by the oil industry. With extensive and up to date knowledge of production and reservoir engineering, which when combined with the latest in data management and software solutions, Mr. Alvarez has participated in the creation of sophisticated commercial software solutions that aid production and reservoir engineers to streamline their workflows and increase their productivity.

John R. McKowen, Director. Mr. McKowen has served as Navidec's President and Chief Executive Officer since August of 2003 and as a Director since December 2002. He was the President of Navidec Financial Services from November 2002 through July 2003. Mr. McKowen was hired by the Company as a financial consultant in 1996 and was instrumental in the private, public and secondary financing of the Company. He served as a financial consultant to the Company until March 2002. Mr. McKowen began his career in the financial services industry by joining Merrill Lynch in 1978. In 1980 he joined Dean Witter Reynolds. In 1984, Mr. McKowen began working as an independent consultant and has worked in that capacity for the last eighteen years. Mr. McKowen received a B.A. in economics from Metropolitan State College.

DIRECTOR COMPENSATION

     In 2003, Navidec's non-employee directors received $1,000 per Board meeting attended in person and $500 for those attended by telephone. Members of the Compensation Committee and Audit Committee receive $500 per meeting attended in person and $250 for those attended by telephone. The Chairperson for the Audit Committee will receive $1,000 per meeting attended in person and $500 for those attended by telephone. Members of the Board of Directors will also receive options to purchase 10,000 shares of common stock for their service on the Board, 5,000 options for chairing the Compensation Committee, 2,500 options for sitting on the Compensation Committee, 10,000 options for chairing the Audit Committee, and 5,000 options for sitting on the Audit Committee. In addition, one outside director was granted 100,000 options to purchase common stock for a three-year commitment to serving on the board. These options were issued when Navidec adopted its new Stock Option Plan in April 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of consummation of the Merger but prior to the issuance of any Merger earn-out shares, concerning the beneficial ownership of Navidec's common stock by each person who beneficially owns more than five percent of the common stock; by each of Navidec's executive officers and directors; and by all executive officers and directors as a group.



 Name and Address of                       Number of Shares of Common Stock                  Percent of
 Beneficial Owner (1)                             Beneficially Owned                    Beneficial Ownership(2)
 --------------------                             ------------------                    -----------------------

Thomas Kelly                                       1,749,246                                     11.1%
Manuel Pablo Zuniga-Pflucker                       1,668,005                                     10.6%
Fernando Zuniga y Rivero                           1,668,005                                     10.6%
John McKowen                                         498,362                                      3.2%
All directors and executive officers
as a group (4 Persons)                             5,583,618                                     35.6%
Allied Crude Purchasing, Inc.                      1,873,058                                     11.9%

     Rule 13d-3 under the Securities Exchange Act of 1934, provides the determination of beneficial owners of securities. That rule includes as beneficial owners of securities, any person who directly or indirectly has, or shares, voting power and/or investment power with respect to such securities. Rule 13d-3 also includes as a beneficial owner of a security any person who has the right to acquire beneficial ownership of such security within sixty days through means, including, the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person. Included in this table are only those derivative securities that have exercise prices which it is reasonable to believe could be "in the money" within the next sixty days.

     (1) Except as indicated herein, the business address for each person is 6399 S. Fiddler's Green Circle, Suite 300, Greenwood Village, CO 80111.

     (2)  Assumes 5.2 million shares and options outstanding in Navidec plus the
          1.5 million shares issued in the minimum private offering to close plus 9 million shares issued in the Merger for a total outstanding for the purpose of this calculation of 15.7 million shares.

     (3) The Merger Agreement provides for an initial issuance of 9,000,000 shares of Navidec, Inc. common stock with earn-out provisions providing for an additional 18,000,000 shares (the "Earn-out Shares") should two independent production and reserve benchmarks be reached. The table below shows the beneficial ownership if all earn-out shares are issued.


           Thomas Kelly                                      5,247,792
           Allied Crude Purchasing, Inc.                     5,619,174
           Fernando Zuniga y Rivero                          5,004,015
           John R. McKowen                                     498,362
           Manuel Pablo Zuniga-Pflucker                      5,004,015
           All directors and executive officers as a
           Group (Four Persons)                             15,754,130

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under U.S. securities laws, directors, certain executive officers and persons holding more than ten percent (10%) of the Company's common stock must report their initial ownership of the common stock and changes in that ownership to the SEC. The SEC has designated specific due dates for those reports and the Company must identify in this report those persons who did not file these reports when due. Based solely on the Company's review of copies of the reports filed with the SEC in the most recent fiscal year and written representations of its directors and executive officers Navidec believes that its current officers and directors are in compliance with Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 16, 2002, the Company entered into a Debenture Purchase Agreement with Interactive Capital, Inc. pursuant to which it and other qualified purchasers may purchase a minimum of $250,000 and a maximum of $5 million in aggregate principal amount of convertible debentures, whose primary shareholder is John McKowen a director, shareholder and former officer of Navidec, Inc. On October 1, 2002 the Company took down $250,000 of debentures. These debentures were lead by Interactive Capital and placed with individuals, which included $85,000 with Mr. John McKowen and $40,000 with Mr. Ralph Armijo, formerly President and CEO of the Company and currently a Director and President of Swiftsure, inc. On June 9, 2003 the all of the Holders converted and the Company issued 138,889 shares of Common Stock and 3,352 shares for accrued interest. In total Mr. McKowen and Mr. Armijo received 69,444 shares of common stock and 1,676 shares for accrued interest through the conversion of their debentures.

     In January 2003, the Company agreed to issue an option to purchase up to 16 million shares of the no par value common stock of Navidec Capital, Inc. to Interactive Capital, Inc. for a period of five years, whose primary shareholder is John McKowen a director, shareholder and former officer of the Company. In December 2003, the Board of Directors of Navidec voted to exchange 600,000 options to purchase Navidec common stock for all of the outstanding rights (approximately 25,000,000) to purchase common stock of Navidec Financial Services, Inc. The exercise price of these options is $1.30 and they are exercisable for five years. These options are to be issued once Navidec has adopted a new stock option plan.

     From October of 2003 until May, 2004, the Company had a $200,000 investment in the Kirby Enterprise Fund (the Fund) for which a control person is also a person of beneficial ownership in the Company. The Fund is a limited liability company organized to invest in the equities security markets. At December 31, 2003 the Company owned approximately 5% of the Fund.

     Although the foregoing transactions were determined without arm's length negotiations and involved conflicts of interest between the interests of the related party and Navidec, Navidec believes that the transactions were entered into on terms no less favorable to Navidec than could have been obtained from independent third parties.

     Except as set forth hereafter, there have been no material transactions, series of similar transactions or currently proposed transactions, to which BPZ or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

     In 2003 BPZ entered into loan agreements with Thomas Kelly, the Chief Executive Officer and a director of BPZ and Allied Crude Purchasing, Inc., a company in which Gordon Gray, BPZ's Vice President of Project Development, is a principal, whereby BPZ borrowed $905,000 in the aggregate. BPZ has recently satisfied its obligations under and with respect to the aforementioned loan agreement through the issuance of 905,000 BPZ Series A Shares, 240,000 of which were issued to Mr. Kelly and 665,000 of which were issued to Allied Crude Purchasing, Inc.

     In early 2004, BPZ entered into an agreement with Energy Service del Peru, SAC ("ESP"), wherein ESP and its successors and/or assigns would make a series of investments that could total US$1,350,000, as detailed below:

     An initial contribution of US$350,000 in exchange for 737,410 shares in BPZ.

     The option to make a second contribution of US$1,000,000 in the event of the closing of the acquisition of certain specified properties, or an equivalent acquisition. It is understood by the parties that this second contribution could be made as equity contribution to setup the bank financing for the above-mentioned acquisitions. Hence, this investment could be made using some type of bank financing instrument and in return ESP would receive "warrants" or "options" in BPZ stock, to be determined by mutual agreement. Furthermore, if ESP decides to exercise this option then Navidec will grant ESP a "Last Call" on any services Navidec puts for bid in NW Peru.

     In July, 2004 BPZ entered into a Director Agreement with the then CEO of Navidec related to Mr. McKowen's continued service to BPZ upon consummation of the Navidec/BPZ merger. If closed, Mr. McKowen will receive BPZ options to acquire up to 1 million shares at $1.30 per share which vest 1/2 if the Private Placement raises $6 million and 1/2 if BPZ is able to raise an additional $6 million dollars before the end of two years from the merger closing.

     Also in July, 2004 the Company loaned BPZ $400,000 to complete an acquisition transaction. The note is repayable at the merger closing or if the merger does not close by July 31, 2005 with interest payable at 10%.

BOARD COMMITTEES AND MEETINGS

     The Board of Directors in its entirety acts as the Compensation Committee for the Company. The entire Board of Directors also acts as the Nominating Committee for the Company.

     The Company's Board of Directors has not adopted a written charter for the Audit Committee. Lou Coppage, who served as an independent director of the Company, served as Chairman of the Audit Committee and acted as its financial expert until the consummation of the Merger. The audit committee met 6 times during 2003.

     The board of directors as a whole met 6 times during 2003 and no director attended less than 75% of the board meetings.

EXECUTIVE COMPENSATION

                           Summary Compensation Table

The following table sets forth the annual compensation paid to Navidec's Chief Executive Officer and other executive officers of Navidec, for the last three fiscal years.

                                Annual Compensation                                     Long-Term Compensation
                                -------------------                                     ----------------------
                                                                                  Awards                      Payouts
                                                                                  ------                      -------
                                                        Other annual    Restricted      Securities       LTIP
      Name and                                          compensation       stock        underlying       payouts      All other
Principal Position    Year    Salary ($)    Bonus ($)        ($)       award(s)($)   options/SAR's ($)    ($)      compensation ($)
------------------    ----    ----------    ---------   ------------   ----------    -----------------    ---      ---------------
John McKowen          2003     66,447           --           --             --              --              --           --
CEO, President (1)    2002     5,000            --           --        250,000 (3)          --              --           --
                      2001         --           --           --             --              --              --           --

Ralph                 2003     42,395           --           --             --              --              --           --
Armijo                2002     170,000          --           --             --              --              --           --
CEO (2)               2001     207,000          --           --        11,000               --              --           --

     (1)  Mr. McKowen was President of Navidec Financial Services from November
          2002 through July 31, 2003 when he became President and CEO of Navidec, Inc.

     (2) Mr. Armijo served as President and CEO of Navidec, Inc. from inception through July 31, 2003 when he became President of Swiftsure, Inc.

     (3) The number indicated represents the number of shares of common stock underlying stock options granted to Mr. McKowen during 2002.

     (4) The number indicated represents the number of shares of common stock underlying stock options granted to Mr. Armijo during 2001.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     Navidec has issued no individual grants of stock options or stock appreciation rights to Navidec's Chief Executive Officer or other executive officers during 2003.

AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

     The following table sets forth information concerning each exercise of stock options during the year ended December 31, 2003 by Navidec's Chief
Executive Officer and the other named executive officers, and the fiscal year-end value of unexercised options held by him.

        Name            Shares acquired    Value Realized ($)     Number of securities        Value of unexercised
                        on exercise (#)                          underlying unexercised    in-the-money options/SARs
                                                                 options/SARs at fiscal      at fiscal year end ($)
                                                                      year end (#)
---------------------------------------------------------------------------------------------------------------------
                                                               Exercisable/unexercisable   Exercisable/unexercisable
                                                                                           (1)
---------------------------------------------------------------------------------------------------------------------
Ralph Armijo                   -                   -           10,735/228 (2)              $12,345/$262
---------------------------------------------------------------------------------------------------------------------
John McKowen                   -                   -           250,000/0                   $0/$0

     (1) The value indicated was calculated by determining the difference between the fair market value of Navidec's common stock underlying the stock options on December 31, 2003 and the exercise price of those options.

     (2) Number reported in 2002 Form 10K was incorrect as it did not fully reflect the effect of the reverse split of the Company's outstanding securities that occurred on December 15, 2002.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Navidec, Inc. entered an Employment Agreement with John McKowen, its then President and CEO ("CEO"), effective September 1, 2003. The term of that agreement was for two years and would renew automatically for successive additional one-year periods provided that neither the CEO nor Navidec provide the other with notice of their intent not to renew the agreement at least thirty
(30) days before the anniversary date of the agreement. The CEO's annual salary under the agreement was $90,000 and his salary was to be reviewed not less than monthly. The agreement also provides that the CEO may be paid an annual bonus at the discretion of the Board of Directors of the Company. In the event that CEO's employment were to be terminated without "Cause" by Navidec, as defined in the agreement, then Navidec must pay the CEO severance payments (the "Severance Payments"). The Severance Payments will be an amount equal to six months of the CEO's highest base salary in effect during the prior twelve months (either in a lump sum or in monthly increments depending on the Company's financial status), plus a pro rata amount of any annual bonus paid for the most recently completed fiscal year. In addition, upon termination of the CEO, the Company will provide the continuation of all of Benefits that the CEO is entitled to under Company plans, as defined in the agreement, for one year and the immediate vesting of all of the CEO's non-vested options for shares of Navidec's capital stock. If the CEO's employment were terminated without Cause, including termination due to a change in control, the CEO would receive $90,000. In February 2004, the Board approved a temporary reduction in Mr. McKowen's salary to $5,000 per month until the Company was doing better financially. They also agreed to reimburse Mr. McKowen up to $500 for an auto lease and auto insurance and pay the full amount for his health insurance coverage.

     The CEO will also receive a finder's fee for merger and acquisition transactions he introduces that are completed by the Company and is entitled to five percent of net profits received by the Company from acquisitions and consulting agreements he arranges.

     In January 2003 we agreed to issue an option to purchase up to 16 million shares of the no par value common stock of Navidec Capital, Inc. to Interactive Capital, Inc. for a period of five years. In December 2003, the Board of Directors of Navidec voted to exchange 600,000 options to purchase Navidec common stock for all of the outstanding rights (approximately 25,000,000) to purchase common stock of Navidec Financial Services, Inc. The exercise price of these options is $1.30 and they are exercisable for 5 years. These transactions were not negotiated at arms' length as John R. McKowen controls Interactive Capital and is a control person of Navidec as he serves as President and CEO and director of the Company. Notwithstanding this, the Board of Directors determined that the proposal was fair to all of the participants including our shareholders.

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


     Navidec entered into an Employment Agreement with Mr. Armijo effective September 1, 2003 to serve as President of Navidec Technology, Inc. The term of that agreement was for two years and it renews automatically for successive additional one-year periods provided that neither Mr. Armijo nor Navidec provide the other with notice of their intent not to renew the agreement at least thirty days (30) before the anniversary date of the agreement. Mr. Armijo's current annual salary under the agreement is $0. This salary may be adjusted from time to time at the discretion of Navidec's President but not less than monthly. The agreement also provides that Mr. Armijo may be paid an annual bonus at the discretion of the Board of Directors of the Company. Mr. Armijo will also receive a finder's fee for merger and acquisition transactions he introduces that are completed by the Company and he is also entitled to five percent of net profits received by the Company from acquisitions and consulting agreements he arranges. In the event that Mr. Armijo's employment were to be terminated without "Cause" by Navidec, as defined in the agreement, then Navidec must pay Mr. Armijo severance payments (the "Severance Payments"). The Severance Payments will be equal to six months salary at the highest base salary in effect during the twelve months (either in a lump sum or in six monthly increments depending on the Company's financial status), plus a pro rata amount of any annual bonus paid for the most recently completed fiscal year prior to termination, plus the continuation of all of "Benefits" that Mr. Armijo is entitled to under Company plans, as defined in the agreement, for one year and the immediate vesting of all of Mr. Armijo's non-vested options for shares of Navidec's capital stock.


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